Exhibit 3.1

Certificate, Amendment or Withdrawal of Designation

1.	The last sentence of the first paragraph of Section 6(a) is hereby deleted in its entirety and replaced with the following:

"From January 27, 2021 until September 30, 2021, the “Conversion Price” shall be reduced to $1.50 per share, subject to adjustment as provided below. After October 1 , 2021, the “Conversion Price” shall be $18.90, subject to adjustment as provided below.”

2.	The references to section 7 in Section 6(a) are hereby deleted.

3.	Section 7 is hereby deleted in its entirety and replaced with the following:

“[Intentionally Deleted]”

4.	The definitions of “Change of Control” and “Change of Control Price” in Section 10 are each hereby deleted in their entirety.